United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 19, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, October 19, 2009	www.gruma.com

GRUMA EXECUTES DEFINITIVE DOCUMENTATION AND PROCEEDS

TO SUCCESSFULLY CONCLUDE ITS DEBT REFINANCING

Monterrey, N.L., Mexico, October 19, 2009. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced today that it has successfully concluded the refinancing of its counterparty derivative obligations and substantially all of its other debt, including (i) the conversion of the U.S.$738.3 million that it owed to several financial institutions under its terminated foreign exchange derivative instruments, into mid and long-term loans, (ii) the refinancing of its US$197 million debt obligations under its 5-year syndicated credit facility with BBVA Bancomer, as agent (the ''Syndicated Credit Facility''), and (iii) the refinancing of its Ps$3,367 million peso-denominated credit facility with Bancomext (Banco Nacional de Comercio Exterior) (the ''Bancomext Credit Facility'').

Raul Pelaez, Chief Financial Officer of GRUMA, said: ''We are gratified to have reached a consensual resolution of our derivative counterparty and other financial obligations and look forward to the continued successful operations of our profitable business.''

Goldman, Sachs & Co. acted as sole financial advisor to GRUMA.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.